FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GRUPO PÃO DE AÇÚCAR ANNOUNCES ACQUISITION OF PONTO FRIO

(São Paulo, June 8, 2009) Further underlining its commitment to the country’s growth, in which it has been investing for more than 60 years, Grupo Pão de Açúcar announces the acquisition of the Ponto Frio network (Globex Utilidades S/A and its subsidiaries). The agreement was signed today, June 8th, reaffirming the Company’s determination to expand its presence in the non-food segment, specifically in electronics and household appliances. As a result, the Group becomes Brazil’s leading retailer, with gross sales of approximately R$ 26 billion, more than 1,000 stores and 79,000 employees. The former controlling shareholders’ stake, equivalent to 70.24% of the total capital stock, was acquired for R$ 824.5 million. Part of this amount was paid with Grupo Pão de Açúcar’s shares. Further details regarding the transaction can be found in the Material Fact disclosed to the market.

With a solid capital structure that ensures future growth, Grupo Pão de Açúcar consolidates its presence in the retail electronics and household appliance segment, bringing together the operational and commercial activities of the two retail giants. This operation is expected to bring synergies and gains in scale that should benefit our customers.

“This acquisition reinforces our confidence in the Brazilian economy. We are extremely pleased and convinced that it will make the Group even more competitive, generating substantial benefits for the business and, consequently, our customers and shareholders,” affirmed Abilio Diniz, chairman of Grupo Pão de Açúcar’s board of directors. The transaction’s main benefits include the wide distribution of stores and their privileged locations, the renowned e-commerce and financial services expertise integrated logistics, among others.

Grupo Pão de Açúcar’s expansion in the non-food segment will generate even more opportunities for the professionals of both companies, who are distinguished for their ability and extensive experience in their respective areas, qualities which are absolutely essential for growth. “We are fully committed to Brazil and the Brazilians, and this acquisition will increase the opportunities for talents of both companies, now brought together as single Group, that may generate new job positions across the country,” added Abilio Diniz.

"We are happy with the agreement and pleased to become shareholders of the largest retail group in Brazil, of which Ponto Frio is now part", declared the controlling shareholders of Globex.

With the purchase of Ponto Frio, Grupo Pão de Açúcar is now one of the country’s leading electronics / household appliance retailers, with strong presence in 18 Brazilian states and the Federal District. Grupo Pão de Açúcar has now entered states where it has not previously held operations, such as Espírito Santo, Mato Grosso, Santa Catarina and Rio Grande do Sul, consolidating its presence nationwide.

As in other segments of the economy, this transaction is taking place against a backdrop of important changes and opportunities in Brazil, with national companies building up strength and expanding their competitive capacity, thus achieving the required solidity to meet consumer demands and the domestic market growth in a more efficient manner.

X-RAY OF GRUPO PÃO DE AÇÚCAR FOLLOWING THE PONTO FRIO ACQUISITION

Approximately R$ 26 billion consolidated gross sales in 2008

1,055 Stores / 75 Gas Stations / 145 Drugstores.

79,000 employees

Diverse range of store formats: hypermarkets (Extra), supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), electronics / household appliance stores (Extra-Eletro and Ponto Frio), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (www.extra.com.br and www.pontofrio.com.br), gas stations and drugstores.

28 Distribution Centers

Presence in 18 Brazilian states (RS, SC, PR, SP, RJ, MG, ES, GO, MS, MT, BA, RN, AL, SE, PE, PB, CE and PI) and the Federal District

Grupo Pão de Açúcar’s and Globex’s shares are listed on the São Paulo Stock Exchange (Bovespa). Since 1997, Grupo Pão de Açúcar’s ADRs are also listed on the New York Stock Exchange (ADR level III).

Grupo Pão de Açúcar – Media Relations

Paulo Pompilio – paulo.pompilio@grupopaodeacucar.com.br – Phone +55 11 3886 3665

Paula Pedrão – paula.pedrao@grupopaodeacucar.com.br – Phone +55 11 3886 0465

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 8, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.